Dog Parker - Making your city dog friendly.mp4 (1m 52s)

[0:00:04] Speaker 1: Dog Parker is the first service of its kind, solving a problem that's never been solved. When you're walking with your dog, and you want to stop to run a quick errand, Dog Parker provides a secure, comfy and clean place for your dog to wait for you. To use the Dog Parker, tap your member card to unlock the house, or select the location pin on the map in the Dog Parker app and press Unlock. After you lead your dog inside, simply close the door and it locks automatically. At this point only you can let your dog out of the Dog Parker. You can take your time while running your errand, knowing your dog is resting safely. For extra peace of mind, use the Puppy Cam in the app to check on your pup. When you're done with your errand, use your card or the Dog Parker app to unlock the house. Reunite with your dog and be on your way. Our pay per use dog houses are equipped with internet, heat and A/C, forced air ventilation, UV self cleaning lights, vet grade materials and remote visual monitoring. Signing up for Dog Parker is easy. You can sign up on our website or through the Dog Parker app. Dog Parkers are located all over your neighborhood and beyond. As a member, you have access to our entire network. Dog Parker is making cities better places to have a dog and be a dog. [0:01:41]